

July 17, 2013

Via E-mail
Hollis M. Greenlaw
Chief Executive Officer
United Development Funding IV
1301 Municipal Way, Suite 100
Grapevine, TX 76051

> **Re: United Development Funding IV**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-54383**

Dear Mr. Greenlaw:

We have read your supplemental response letter dated July 9, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Note B. Summary of Significant Accounting Policies

Acquisition and Origination Fees, F-10

1.   We note your response of May 15, 2013 to comments one and two in our letter dated April 22, 2013. For each period since inception, please separately quantify the following:

- the total amount of placement fees you paid to your asset manager;
- the amount of such placement fees related to investments other than originated loans, including but not limited to other real estate assets;
- the amount of direct loan origination costs, as defined in the FASB Codification Master Glossary, incurred by your asset manager related to your fund; and

- the amount of other lending-related costs, as described in ASC 310-20-25-3, incurred by your asset manager related to your fund, including costs related to unsuccessful loan origination efforts and idle time.

Note P. Concentration of Credit Risk, page F-33

2.   We note your statement in your response of July 9, 2013 to comment three in our letter dated June 26, 2013 that you believe that CTMGT, CTMGT Houston, and CT own no assets except for their interests in the borrower entities. Please tell us whether these holding companies receive distributions from their subsidiaries. In addition, please explain to us with more specificity how the parent guarantees enhance the overall performance of your loan portfolio given your assertions that you believe that the holding companies own no assets, except for their interests in the borrower entities, and your underwriting process does not rely upon the guaranty. In your response, please describe the effect of the CTMGT principal guarantee and the other parent guarantees separately.

3.   In future filings, please disclose the significant terms of the parent guarantees including, but not limited to, any limitations on the amount of such guarantees and the extent to which the guarantees are secured by any assets of the guarantors or their affiliates, and disclose how you considered the guarantees in your underwriting process. Please provide us with your proposed disclosures.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney-Advisor, at (202) 551-3386 or Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant